Mail Stop 3561

January 28, 2008

<u>Via U.S. Mail</u>

Mr. Peter Boneparth
President and Chief Executive Officer
Jones Apparel Group, Inc.
1411 Broadway
New York, NY 10018

      Re: **Jones Apparel Group, Inc.**
                Proxy Statement on Schedule 14A filed April 10, 2007
                File No. 001-10746

Dear Mr. Boneparth:

      We have completed our review of your Proxy Statement on Schedule 14A and have no further comments at this time.

                     Sincerely,

                     H. Christopher Owings
                     Assistant Director